UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28901 / September 15, 2009

In the Matter of

MML SERIES INVESTMENT FUND, ET AL.
1295 State Street
Springfield, Massachusetts 01111

(812-13611)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
("1940 ACT") GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS
9(a), 13(a), 15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND
RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

MML Series Investment Fund ("MML Trust"), MML Series Investment Fund II ("MML
II Trust") and Massachusetts Mutual Life Insurance Company ("Applicants"), filed an
application on December 15, 2008, and an amended and restated application on April 14,
2009 and August 21, 2009, for an order of the Commission under Section 6(c) of the
Investment Company Act of 1940 ("Act") exempting each life insurance company
separate account supporting variable life insurance contracts ("VLI Account") (and its
insurance company depositor) that may invest in shares of an existing portfolio of the
MML Trust or the MML II Trust (an "Existing Fund") or a "Future Fund," as defined
below, from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules
6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, in situations where such VLI Accounts hold
shares of any Existing Fund or Future Fund (each, a "Fund;" collectively, the "Funds")
when one or more of the following other types of investors also hold shares of the Funds:
(1) a life insurance company separate account supporting variable annuity contracts, (2)
any VLI account, (3) a Fund's investment adviser or affiliated person of the investment
adviser (representing seed money investments in the Fund), and/or (4) trustees of a
qualified group pension or group retirement plan outside the separate account context.
As used in the application, a Future Fund is any investment company (or investment
portfolio or series thereof), other than an Existing Fund, designed to be sold to VLI
Accounts and to which Applicants or their affiliates may in the future serve as investment
advisers, investment subadvisers, investment managers, administrators, principal
underwriters, or sponsors..

A notice of filing of the application was issued on August 20, 2009 (Rel. No. IC-28849). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER, for MML Series Investment Fund, et al. (812-13611) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                              Florence E. Harmon
                              Deputy Secretary